Exhibit 4(c)(iv)

SIX CONTINENTS PLC	Telephone:	+44 (0)20 7409 1919
20 North Audley Street	Facsimile:	+44 (0)20 7409 8507
London
W1K 6WN

www.sixcontinents.com

12th February 2003

Mr Richard Solomons
8 Abbey View
Radlett
Hertfordshire WD7 8LT

Amendment to Service Agreement

Dear Richard

This letter (the “Letter Agreement”) sets forth our agreement concerning the terms of an amendment to the Service Agreement dated 1st October 2002 as (the “Service Agreement”) between you and Six Continents Plc (the “Company”). Capitalized terms that are not otherwise defined in this Letter Agreement shall have the meanings assigned to them in the Service Agreement. Also references in this letter to the “Demerger Contract” means the Service Contract between you and the Company dated 12 February 2003 that is conditional upon Demerger as defined in that Contract.

1	Purpose of Amendment

You and the Company acknowledge and agree that this Letter Agreement is being entered into in contemplation of the impending demerger of the hotels and retail businesses of the Company contemplated in the Company's announcement of 1 October 2002 (the “Separation”).

2	Effectiveness of this Letter Agreement

This Letter Agreement shall become effective as of the date on which a copy of the UK court order approving the scheme of arrangement effecting the Separation is delivered to the Registrar of Companies in England and Wales and registered by such Registrar (the “Effective Date”). In the event that the Separation does not take place this Letter Agreement shall automatically become void and without force or effect.

Six Continents PLC Registered in England Number 913450 Registered office: 20 North Audley Street London W1K 6WN

3	No change of Control or Constructive Termination

You hereby acknowledge and agree that the Separation will not be regarded as a “change of control” as such term is used in Clause 13 of the Service Agreement. In addition, you acknowledge and agree that the changes to the management structure of the Company as a result of, or in connection with, the Separation will not be or be deemed to be a constructive dismissal.

4	Continuing Effect of the Service Agreement

The Service Agreement shall continue in full force and effect as amended herein.

5	No Separation

If Separation does not happen before 31 December 2003 then as provided in Clause 1 of the Demerger Contract, the Demerger Contract shall terminate on 31 December 2003 without liability on the part of the Company or you. In this event your terms and conditions of employment would continue to be governed by our existing terms and conditions of employment.

6	Counterparts

This Letter Agreement may be executed by the parties hereto in counterparts, each of which shall be deemed an original, but both such counterparts shall together constitute one and the same document.

7	Headings

The headings contained in this Letter Agreement are intended solely for convenience of reference and shall not affect the rights of the parties to this Letter Agreement.

8	Governing Law

This Letter Agreement is governed by and shall be construed in accordance with English Law.

Please sign and return to the Company the enclosed copy of this Letter Agreement to acknowledge your acceptance of its terms.

EXECUTED as a DEED by SIX
CONTINENTS PLC acting by:

THIS AGREEMENT is made on the 12 of February 2003 BETWEEN SIX CONTINENTS PUBLIC LIMITED COMPANY whose registered office is situated at 20 North Audley Street, London, W1K 6WN
(hereinafter called “the Company”) of the first part and RICHARD SOLOMONS of 8 Abbey View, Radlett, Hertfordshire, WD7 8LT (hereinafter called “the Executive”) of the second part.

Words importing the singular include the plural and vice versa, words importing the gender include every gender and references to persons include bodies incorporate and unincorporate.

NOW IT IS HEREBY AGREED as follows :

1.	1.1	This Agreement will be conditional on the happening of the Demerger.

	1.2	The Demerger Date shall be the effective date of this Agreement.

	1.3	If Demerger Date has not happened by 31 December 2003 this Agreement shall terminate on that date without liability on either party.

	1.4	For the purposes of this Clause 1:

“Demerger Date” means the date on which, as part of the demerger of the Six Continents Group, the ordinary shares in Intercontinental Hotels Group PLC are admitted (i) to the Official List of the UK Listing Authority in accordance with paragraph 7.1 of the Listing Rules and (ii) to trading on the London Stock Exchange plc and “Demerger” shall be construed accordingly; and

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000.

2.	The Company will employ the Executive and the Executive will serve the Company as Finance Director of InterContinental Hotels Group PLC and the Executive shall perform the duties and exercise the powers which may from time to time be reasonably assigned to or vested in him by the Directors of InterContinental Hotels Group PLC or a duly authorised committee thereof (hereinafter called “the Board”) including such duties and powers in relation to any Associated Company (as hereinafter defined) of the Company (hereinafter together with the Company called “the Group”

	and the expression “Group Company” shall mean a member of the Group) as the Board shall reasonably cause to be assigned to or vested in him.

3.	3.1	This Agreement shall, subject to the provisions for earlier termination herein contained, continue until terminated at any time by:

		3.1.1 the Company giving to the Executive not less than twelve months' previous notice; or

		3.1.2. the Executive giving to the Company not less than six months' previous notice; or

		3.1.3 the Executive reaching age 60.

	With reference to sub-Clauses 3.1.1 and 3.1.2 the Company shall have the absolute discretion to waive the requirement for the Executive to work during his notice period for a maximum period of six months and the Executive agrees that during any period in which the Company has waived this requirement (a “Garden Leave Period”) he shall undertake such work as the Company may from time to time reasonably require of him and shall not, unless required by the Company, enter or attend the premises of the Company or any other Group Company or contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company. The Company agrees that at the end of the Garden Leave Period it will not require the Executive to return to work for the remainder of his notice period.

	3.2 The Executive's employment within the Group began on 29 June 1992 and such previous employment shall be treated as part of the Executive's continuous employment with the Company.

4.	Initially it is envisaged that the Executive will work at 20, North Audley Street as above but the Executive shall work at such location or locations as shall be necessary or convenient for the performance of his duties pursuant to Clause 2 provided that such location is within a radius of 30 miles of Windsor.

5.	5.1 The Executive's employment is subject to the Terms and Conditions of Employment contained in the Employee Handbook, of which the Executive hereby acknowledges he has a full knowledge and understanding. Copies of this document may be obtained from Human Resources. The Company undertakes that any changes in such terms and conditions shall be updated in the Handbook.

5.2 In the event of any conflict arising between this Agreement and the Memorandum of Terms and Conditions of Employment contained in the Handbook the terms of this Agreement shall prevail.

5.3 Details of disciplinary and grievance procedures are contained in the Handbook. The Executive should apply to his immediate manager if he is dissatisfied with any disciplinary decision relating to him. If during the course of employment the Executive should have any grievance in connection with that employment, he should in the first instance raise it with his immediate manager. In both cases applications must be in writing giving sufficient detail to enable proper consideration of each case.

6.	6.1 Subject to the Company's right to suspend the Executive under sub-Clauses 3.1 and 16.10, the Executive shall unless prevented by ill-health throughout the said term devote the whole of his working time under this Agreement, attention and abilities to the business of the Group except as provided in sub-Clause 6.2 below and shall obey the reasonable and lawful orders from time to time of the Board and in all respects conform to and comply with the directions and requests made by the Board and shall well and faithfully serve the Group and use his best endeavours to promote the interests thereof.

6.2 The Executive shall not without the consent of the Company (such consent not to be unreasonably withheld) be directly or indirectly engaged or concerned or interested in any other business (which consent may be given subject to such terms or conditions which the Company may require, the breach of which shall be deemed to be a breach of this Agreement). This sub-clause shall also apply to any other activity during hours in which the Executive would not normally be engaged in duties on the Company's behalf. However, the Executive may be the holder of not in excess of five (5) per cent, of the outstanding voting shares of any publicly traded company.

6.3 The Executive shall be entitled to purchase goods or services from the companies within the Group with the benefit of such discounts and commissions as are from time to time authorised by the Hotels Executive Committee.

6.4 As soon as reasonably practicable after the Executive becomes aware of any wrongdoing by any employee of any Group Company where the Executive reasonably concludes that the wrongdoing is sufficiently serious the Executive will bring the wrongdoing to the attention of the Hotels Executive Committee.

7.	7.1 Subject as hereinafter provided the Executive shall during the continuance of this Agreement be remunerated for his services under this Agreement (inclusive of any remuneration to which he may be entitled as an officer of the Company or any company within the Group) by the payment of an annual gross salary of £350,000 per annum (or such higher amount as may be agreed between the Board and the Executive) payable 4-weekly in arrears. In the event of any increase of salary being so agreed the increase shall thereafter have effect as if it were specifically provided for as a term of this Agreement.

7.2 Any advance of a cash float to cover business expenses or an advance of pay which has not been recovered will be repayable by the Executive in the event of the termination of this employment. Any moneys repayable will be deducted from the outstanding final salary payment or holiday pay and any shortfall will be recoverable from the Executive.

8.	In addition to the said fixed salary the Executive shall be reimbursed by the Company such travelling general and entertainment expenses as shall properly be incurred by and properly claimed by him and vouched for in connection with the Group's business.

9.	The Executive shall be entitled throughout the term of this Agreement to the following benefits :

9.1 Use of a suitable motor car as approved by the Company for use in connection with the performance of his duties and for his own personal and private use, all costs to be borne by the Company except fuel costs incurred during holidays outside the United Kingdom.

The Executive is to ensure that the motor car is at all times in a proper state and has a current MOT Test Certificate and that in connection with its use he shall at all times observe Company car user guidelines and be the holder of a proper driving licence.

9.2 Membership of the following Group schemes on such terms as are from time to time in force:

9.2.1 Six Continents Executive Pension Plan (including the Six Continents Executive Top Up Scheme) in respect of which a contracting-out certificate is in force for the said employment. Details of pension arrangements are contained in the current handbook on the Six Continents Executive Pension Plan.

9.2.2 Six Continents Private Healthcare Plan.

9.3 Payment by the Company of up to two subscriptions to recognised professional bodies where such professional body is directly related to the Executive's current job or to his normal professional skill.

10.	10.1 The Executive shall be entitled to five weeks' holiday in each year at such time or times as may be agreed between him and the Company and shall also be entitled to all relevant Public and Bank Holidays in England and Wales.

Holidays are earned on a monthly pro-rata basis by reference to the current holiday year. Holiday pay is based upon the gross salary of the Executive payable pursuant to sub-Clause 7.1 above. In the event that the Executive does not take 5 weeks holiday in any year, whatever the reason, he shall not be entitled to receive pay in lieu of holidays not taken. If the Executive leaves the Company he may receive payment for any pro-rata holiday entitlement earned but not taken for the current holiday year.

10.2 The Executive will be required to work a minimum of 35 hours per week and such additional hours as the requirements of his duties dictate. There shall be no normal working hours and there shall be no entitlement to additional remuneration for any additional work undertaken by the Executive except and to the extent such remuneration may have been agreed between him and the Board.

11.	11.1 The Executive may during his employment have access to information about the business and finances of the Company and of each Associated Company and customers of the Company or any Associated Company and its and their dealings, transactions, affairs, plans and proposals, all of which information is or may be secret or confidential and important to the Company and its Associated Companies and any such customers. In this Agreement such information is called “Confidential Information” and includes, without limitation, confidential or secret information relating to:-

11.1.1 ideas;

11.1.2 business methods;

11.1.3 finances;

11.1.4 prices;

11.1.5 business, financial, marketing, development or manpower plans;

11.1.6 customer lists or details;

11.1.7 computer systems and software;

11.1.8 know-how or other matters connected with the products or services manufactured, marketed, provided or obtained by the Company or its Associated Companies or any such customers.

11.2 The Executive shall not without the prior written consent of the Company other than in the proper performance of his duties either during his employment or at any time after its termination:-

11.2.1 disclose to any person (except to those authorised by the Company to know), or

11.2.2 use for his own purposes or for any purposes other than those of the Company, or

11.2.3 through any failure to exercise all due care and diligence, cause or permit any unauthorised disclosure of,

any Confidential Information save that these restrictions shall cease to apply to information which (otherwise than through the default of the Executive) becomes available to the public generally.

11.3 All notes, memoranda, papers, documents, correspondence and writing (which shall include information recorded or stored in writing or on magnetic tape or disc or otherwise recorded or stored for reproduction whether by mechanical or electronic means and whether or not such reproduction will result in a permanent record being made) which from time to time may be in the possession of the Executive (whether made by the Executive or not) relating to the business of the Company or its Associated Companies shall be and remain the property of the Company or Associated Company to whose business they relate and shall be delivered by the Executive to the Company or Associated Company to which they belong immediately upon request and in any event upon termination of the Executive's employment and the Executive shall not make or keep any copies or extracts of such notes, memoranda, records, papers, documents, correspondence and writing.

11.4 The provisions of sub-Clauses 11.1, 11.2 and 11.3 shall apply mutatis mutandis in relation to each of the companies within the Group to trade secrets or confidential information which the Executive may have received or obtained while in the service of the Company and the Executive will upon the request of any such company enter into a separate agreement or undertaking with such company to the like effect.

11.5 Nothing in this Agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

12.	Where deemed necessary by the Company or statute, the Executive should at all times during the period of his employment with the Company (hereinafter called “the Employment”) maintain his membership, where appropriate, of all professional, trade and other bodies necessary for the full performance of his duties hereunder.

13	13.1 If the Executive (whether alone or with others) shall at any time during the period of the Employment make an invention (whether or not patentable) within the meaning of the Patents Act 1977 (hereinafter called “Invention”) relating to or capable of being used in the business of the Company or any other member of the Group he shall promptly disclose to the Company full details thereof to enable the Company to assess the Invention and to determine whether under the applicable law the Invention is the property of the Company provided that any Invention which does not belong to the Company shall be treated as confidential by the Company.

13.2 If any Invention belongs to the Company or any Associated Company the Executive shall consider himself as a trustee for the Company or any Associated Company (as the case may be) in relation to each such Invention and shall, at the request and expense of the Company, do all things necessary to vest all right, title and interest in any such Invention in the Company or any Associated Company (as the case may be) or its nominee absolutely as legal and beneficial owner and to secure and preserve full patent or other appropriate forms of protection therefore in any part of the world.

13.3 If any Invention does not belong to the Company or any Associated Company, the Company shall have the right to acquire for itself or its nominee the Executive's rights therein within three months after disclosure pursuant to sub-Clause 13.1 on fair and reasonable terms to be agreed or in default of agreement within one month to be acquired at a price to be determined by a single expert to be nominated in default of agreement, at the request of either the Company or the Executive, by the President for the time being of the Chartered Institute of Patent Agents or in default by the Courts.

13.4 If the Executive (whether alone or with others) shall at any time during the period of the Employment create or make any discovery, design or other work (whether registerable or not and whether or not a copyright work), which is not an Invention or made or created by the Executive and wholly unconnected with the Employment (hereinafter called “Works”), the Executive shall forthwith disclose to the Company full details thereof and shall consider himself as a trustee for the Company in relation to all such Works. The Executive shall at the request and expense of the Company execute and do all instruments and things necessary to vest all right, title and interest in and to any such Works in the Company or its nominee absolutely as legal and beneficial owner.

13.5 In consideration of the Company entering into this Agreement the Executive hereby assigns to the Company by way of assignment of future copyright the copyright, design and other proprietary rights if any for the full term thereof throughout the world in respect of all copyright works created or made by the Executive during the period of the Employment (except only those copyright works created or made by the Executive and wholly unconnected with the Employment).

13.6 If the Executive (whether alone or with others) shall at any time during the period of the Employment generate any idea, method or information relating to the business, finances or affairs of the Company or capable of use by the Company which is not an Invention or Works (hereinafter called “Information”) he shall promptly disclose to the Company full details thereof and the Executive acknowledges such Information belongs to the Company.

13.7 The Executive hereby irrevocably waives any rights the Executive may have under Chapter IV (moral rights) of Part I of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

13.8 Rights and obligations under Clause 13 shall continue in force after the termination of this Agreement in respect of each Invention, Works and Information and shall be binding upon the representatives of the Executive.

14.	If the Executive shall unreasonably have refused or failed to agree or accept employment which is (a) suitable for him having regard to his status and responsibilities and (b) is offered to him on terms (whether financial or otherwise) no less favourable to him than the terms currently in effect under this Agreement either by:

(a) a company or person which has acquired or agreed to acquire the whole or a substantial part of the undertaking and assets of the Company; or

(b) a company or person which shall own or have agreed to acquire a controlling interest in the equity share capital of the Company; or

(c) any subsidiary or associate of either of the above; or

(d) any subsidiary or associated company of the Company;

then the Executive shall have no claim against the Company by reason of the subsequent termination of this Agreement.

15.	The Executive may be required by the Company at any time to undergo an appropriate medical examination as determined by a doctor appointed by the Company.

16.	16.1 The appointment of the Executive hereunder shall be subject to termination by the Company at the latter's absolute discretion:-

16.1.1 By six months' notice in writing given at any time while the Executive is incapacitated by reason of ill-health or otherwise from performing his duties hereunder having been so incapacitated for a continuous period of not less than three hundred and sixty five days or for more than one period of sickness totalling three hundred normal working days or more in any one period of one hundred and four weeks and, subject to the Company being satisfied by medical opinion, the provisions of the Six Continents Executive Pension Plan for early retirement due to ill-health shall apply.

16.1.2 Forthwith by summary written notice if the Executive shall have committed any material breach or repeated or continued (after written warning) any breach of his obligations hereunder (whether expressed or implied) or shall have been guilty of conduct which has brought himself or any company within the Group into disrepute or shall have been bankrupted or compounded with his creditors generally.

16.2	If the Executive shall be incapacitated as referred to in sub-Clause 16,1.1 he shall receive the full amount of his salary hereunder and all other benefits to which he is entitled during the first six months or any shorter period during which he shall be incapacitated and thereafter during the continuance of his employment he shall receive one half of his salary. The Board may require the Executive to furnish satisfactory medical evidence of such incapacity and the cause thereof.

16.3	In the case of termination under sub-Clause 16.1 the Company shall have the absolute discretion to waive the requirement for the Executive to work during his notice period.

16.4	The Executive's office as a director of Intercontinental Hotels Group PLC or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this Agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail but without prejudice to any rights the Executive has or may have to compensation under this Agreement or otherwise.

16.5	The Executive must resign from any office held in any Group Company (other than as a director of InterContinental Hotels Group PLC) if he is asked to do so by the Company.

16.6	If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with sub-Clause 16.5, the Company will be appointed as his attorney to effect his resignation. By entering into this Agreement, the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with sub-Clause 16.5. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this sub-Clause 16.6, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

16.7	The termination of any directorship or other office held by the Executive (other than his directorship of InterContinental Hotels Group PLC) will not terminate the Executive's employment or amount to a breach of terms of this Agreement by the Company.

16.8	During his employment the Executive will use his best endeavours to avoid any act or omission which could cause him to be disqualified from continuing to act as a director of any Group Company.

16.9	The Executive must not, during the period of his employment under this Agreement, resign his office as a director of any Group Company without the consent of InterContinental Hotels Group PLC (such consent not be unreasonably withheld) except that if the Executive has reasonable cause he may resign his office as a director of any Group Company which is not InterContinental Hotels Group PLC or, a subsidiary of InterContinental Hotels Group PLC (as defined in section 735 of the Companies Act 1985) or a company falling within the terms of Clause 20.2 or Clause 20.3 hereof.

16.10	Without prejudice to the Executive's right to remuneration and other benefits hereunder if the Executive is suspected of gross misconduct, the Company shall have the right at any time to require the Executive not to attend at any place of work or otherwise to suspend the Executive from the performance of any duties under this Agreement and during the period of such suspension the Company may assign his duties, titles, or powers to another. The Company undertakes to conduct the investigation into any such misconduct expeditiously and inform the Executive regularly as to its progress.

17.	The expiration or determination of this Agreement for any reason shall not affect the obligations entered into hereunder on the part of the Executive and expressed to operate or have effect thereafter.

18.	18.1 In this Clause 18 the expressions below have the meaning ascribed to them respectively below:

“Competing Enterprise” shall mean any person, corporation, partnership, venture or other entity (“entity”) which engages either (i) in the business of managing, franchising, running, leasing, owning or joint venturing at least 50 hotels, or (ii) which purchases or take options on hotel rooms (“hotel booking”) and in the case of (i) and (ii) the entity's shares are publicly traded and such entity has a market capitalisation of not less than one billion pounds sterling (for these purposes “market capitalisation” shall be the aggregate market value of the ordinary shares of the entity);

“Garden Leave Period” has the meaning given in sub-Clause 3.1;

“Relevant Period” means the period of six months beginning with the date the Executive's employment terminates but reduced by one day for each day of a Garden Leave Period;

“Restricted Activities” means executive, managerial, directorial, administrative, strategic, business development or supervisory responsibilities and activities relating to all aspects of hotel ownership, hotel management, hotel franchising, hotel joint-venturing or hotel booking but excluding (a) the Executive's employment by a unit of a Competing Enterprise which unit is not itself engaged in Restricted Activities, so long as the Executive's duties and responsibilities with respect to such employment are limited to the business of such unit, or (b) the Executive's employment by an entity which includes a Competing Enterprise where such Competing Enterprise produces revenues that account for less than 5% of the gross revenues of the entity and such Competing Enterprise is not a material part of the Executive's responsibilities.

18.2 The Executive agrees that during the Relevant Period he will not without the prior written consent of the Company:

(i) become associated with or engage in any Restricted Activities with respect to any Competing Enterprise whether as officer, employee, principal, partner, agent, executive, independent contractor or shareholder (other than as a holder of not in excess of 5% of the outstanding voting shares of any publicly traded company); and

(ii) solicit or attempt to solicit for employment with or on behalf of any corporation, partnership, venture or other business entity, any person who was a band 4 level or above employee of the Company or any other Group Company (including for this purpose any General Manager of any hotel owned by the Company or any other Group Company) and with whom the Executive had contact or dealings in performing the duties of his employment at any time during the period of 12 months ending on the date the Executive's employment terminated.

18.3 The Executive agrees that each of the paragraphs contained in sub-Clause 18.2 above constitute an entirely separate and independent covenant on his part and the validity of one paragraph shall not be affected by the validity or unenforceability of another.

18.4 The Executive agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with any Group Company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions contained in sub-Clauses 18.1(i), and 18.2(ii) above (or such of them as may be reasonable and appropriate in the circumstances) in relation to such activities and such areas and for such a period as such company may reasonably require for the protection of its legitimate interests but provided that the duration of such restrictions and provisions are no greater than the Relevant Period.

18.5 The Executive agrees that having regard to the facts and matters set out above the restrictive covenants contained in this Clause 18 are necessary for the protection of the business and confidential information of the Company and other Group Companies.

18.6 The Executive and the Company agree that while the restrictions imposed in this Clause 18 are considered necessary for the protection of the Company and other Group Companies it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company's or any Group Company's legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

19.	19.1 Upon termination of this Agreement howsoever arising the Executive will resign without claim for compensation from all offices (including directorships) held in any company within the Group (but without prejudice to any claim for compensation the Executive has or may have under this Agreement or otherwise) and will authorise the Company to appoint a person to execute any such resignation in his name.

19.2 All equipment, records, papers and documents kept or made by or supplied to the Executive relating to the business of the Group shall be and remain the property of the Group and on the termination of the Executive's employment hereunder shall so far as they are in his possession be delivered up to the Company.

20.	'Associated Company' is defined as any company which for the time being is:

20.1 a company having an ordinary share capital (as defined in section 832 of the Income and Corporation Taxes Act 1988) of which not less than 10 per cent is owned directly or indirectly by the Company applying the provisions of section 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership; and/or

20.2 a holding company (as defined in section 736 of the Companies Act 1985) of the Company; and/or

20.3 a subsidiary (as defined in section 736 of the Companies Act 1985) of any such holding company other than the Company; and/or

20.4 any other company on behalf of which the Executive carries out duties at the request of the Company; and/or

20.5 any other company to which any company in the Group renders managerial or administrative services in the ordinary course of its business.

21.	Notices may be given by either party by first class recorded delivery letter addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Executive) his last known address and any such notice shall be deemed to have been given at the time at which the letter would be delivered in the ordinary course of first class post.

22.	To the extent permitted by law, no person other than the parties to this Agreement and the Group shall have the right to enforce any term of this Agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this Agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

23.	The offer letter from the Company to the Executive dated 22 January 2003 also contains terms and conditions of employment. In the event of a conflict between this Agreement and that letter this Agreement shall prevail.

24.	This Agreement shall be governed by and interpreted in accordance with English law and the parties hereby agree to submit to the exclusive jurisdiction of the English Courts.

AS WITNESS the hands of the parties the day and year first before written

RICHARD SOLOMONS
in the presence of:

SEBASTIAN    •
Witness Name

Witness Occupation
Director

Witness Address
FLAT 3, 38 BELSIZE SQUARE
NW3 4HL LONDON
UK

InterContinental Hotels Group PLC 67 Alma Road Windsor Berkshire SL4 3HD

17th November 2003

Mr Richard Solomons
8 Abbey View
Radlett
Hertfordshire
WD7 8LT

Dear Mr Solomons

InterContinental Hotels Group PLC (the “Company”)

Subject to the provisions of and so far as may be consistent with the Companies Act 1985 as amended by the Companies Act 1989, the Uncertificated Securities Regulations 2001 and every other statute for the time being in force concerning companies and affecting the Company, the Company hereby agrees that you shall be indemnified by the Company out of the Company's own funds against and/or exempted by the Company from all costs, charges, losses, expenses and liabilities incurred by you in actual or purported execution and/or discharge of your duties and/or the exercise or purported exercise of your powers and/or otherwise in relation to or in connection with your duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by you in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by you as an officer or employee of the Company and in which judgment is given in your favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on your part) or in which you are acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to you by the court.

In witness whereof this letter has been executed as a deed on the date first stated above.

SIGNED as a DEED by
InterContinental Hotels Group PLC
acting by

Exec Directors Indemnity Letters.max